EXHIBIT 107

Calculation of Filing Fee Tables

424(b)(2)

(Form Type)

American Tower Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price of that offering is $1,293,552,000.

	Security Type	Security Class Title	Fee Calculation	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities

Fees to Be Paid	Debt	3.650% Senior Notes due 2027	457(r)	$650,000,000	99.517%	$646,860,500	$92.70 per $1 million	$59,964

Fees to Be Paid	Debt	4.050% Senior Notes due 2032	457(r)	$650,000,000	99.491%	$646,691,500	$92.70 per $1 million	$59,949

TOTAL	—	—	—	$1,300,000,000	—	$1,293,552,000	—	$119,913